Exhibit 99.2

EXECUTION VERSION

AMENDMENT NO. 1 TO THE SALES AND PURCHASE AGREEMENT

This AMENDMENT NO. 1 (this “Amendment”), dated as of March 25, 2025, to the Sales and Purchase Agreement (as defined below), is made by and among:

(a)	Golden TechGen Limited, a company incorporated under the laws of British Virgin Islands (“GT”); and

(b)	Cango Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Purchaser”).

Capitalized terms not defined in this Amendment shall have the meaning ascribed to it in the Sales and Purchase Agreement.

RECITALS

WHEREAS, the Purchaser and the Sellers entered into an On-Rack Sales and Purchase Agreement, dated November 6, 2024 (as may be amended, supplemented, modified and varied from time to time, the “Sales and Purchase Agreement”), pursuant to which the Purchaser agrees to purchase the Purchased Assets from the Sellers in accordance with the terms and conditions set forth therein; and

WHEREAS, pursuant to Clause 16 of the Sales and Purchase Agreement, the Purchaser and GT intend to amend the Sales and Purchase Agreement as set forth in this Amendment, and this Amendment shall be binding on all the Parties to the Sales and Purchase Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, and intending to be legally bound, the Purchaser and GT hereby agree as follows:

Section 1.         Amendments.

(a)      The reference to “March 31, 2025” in Clause 11 of the Sales and Purchase Agreement shall be replaced with “July 31, 2025”.

Section 2.         No Other Amendment. The Purchaser and GT hereby confirm that, (i) all references to “this Agreement” in the Sales and Purchase Agreement and any other Transaction Document shall be deemed to mean the Sales and Purchase Agreement, as amended by this Amendment, and (ii) except as expressly set forth herein, the terms and conditions of the Sales and Purchase Agreement shall not be or be deemed to be amended, modified or waived by this Amendment and shall continue in full force and effect.

Section 3.         Miscellaneous. Clause 10 (Confidentiality and Communications), Clause 12 (Notice), Clause 20 (Governing Law and Dispute Resolution), Clause 22 (Counterparts and Electronic Signatures) and Clause 23 (Specific Performance) of the Sales and Purchase Agreement shall apply to this Amendment mutatis mutandis.

Section 4.         Governing Law. This Amendment shall be governed by, and construed in accordance with, the Laws of the Hong Kong Special Administrative Region without giving effect to any choice or conflict of law provision or rule thereof.

Section 5.         Transaction Document. This Amendment shall constitute a Transaction Document for purposes of the Sales and Purchase Agreement and each other Transaction Document. In the event of any conflict between the terms of this Amendment and the terms of the Sales and Purchase Agreement, the terms of this Amendment shall prevail.

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[Signature Page to Share Purchase and Subscription Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed

By GOLDEN TECHGEN LIMITED

Acting by

/s/ Jinxiang Leo Li
Name:	Jinxiang Leo Li
Title:	Director

[Signature Page to Amendment No. 1]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed

By CANGO INC.

Acting by

/s/ Xiaojun Zhang
Name:	Xiaojun Zhang
Title:

[Signature Page to Amendment No. 1]